DAIMLER TRUCKS RETAIL TRUST 2023-1
Investor Report
Collection Period Ended   30-Jun-2025

Amounts in USD

Dates

Collection Period No.	22	
Collection Period (from... to)	1-Jun-2025	30-Jun-2025
Determination Date	11-Jul-2025	
Record Date	14-Jul-2025	
Distribution Date	15-Jul-2025	
Interest Period of the Class A-1 Notes (from... to)	16-Jun-2025	15-Jul-2025 Actual/360 Days 29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jun-2025	15-Jul-2025 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,360,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	270,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	270,000,000.00	189,956,225.60	171,360,005.13	18,596,220.47	68.874891	0.634667
Class A-4 Notes	60,000,000.00	60,000,000.00	60,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**757,360,000.00**	**249,956,225.60**	**231,360,005.13**	**18,596,220.47**		

Overcollateralization	72,621,115.25	67,341,201.30	67,936,970.88
Adjusted Pool Balance	829,981,115.25	317,297,426.90	299,296,976.01
Yield Supplement Overcollateralization Amount	31,950,769.53	8,291,685.73	7,678,466.09
Pool Balance	**861,931,884.78**	**325,589,112.63**	**306,975,442.10**

	Amount	Percentage
Initial Overcollateralization Amount	72,621,115.25	8.75%
Target Overcollateralization Amount	72,623,347.58	8.75%
Current Overcollateralization Amount	67,936,970.88	8.19%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	6.030000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.900000%	933,951.44	3.459079	19,530,171.91	72.333970
Class A-4 Notes	5.930000%	296,500.00	4.941667	296,500.00	4.941667
Total		**1,230,451.44**		**19,826,671.91**	

Amounts in USD

Available Funds			**Distributions**	
Principal Collections	16,121,805.04		(1) Total Servicing Fee	0.00
Interest Collections	1,921,083.21		Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	443,285.66		(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	1,283,625.21			
Purchase Amounts	0.00		(3) Interest Distributable Amount	1,230,451.44
Advances made by the Servicer	0.00		(4) Priority Principal Distributable Amount	0.00
Investment Earnings	56,872.79		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**19,826,671.91**		(6) Regular Principal Distributable Amount	18,596,220.47
Reserve Fund Draw Amount	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**19,826,671.91**		(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
			(9) Excess Collections to Certificateholders	0.00
			Total Distribution	**19,826,671.91**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	0.00	0.00	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,230,451.44	1,230,451.44	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	933,951.44	933,951.44	0.00
thereof on Class A-4 Notes	296,500.00	296,500.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	1,230,451.44	1,230,451.44	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	18,596,220.47	18,596,220.47	0.00
Aggregate Principal Distributable Amount	18,596,220.47	18,596,220.47	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,074,952.79
Reserve Fund Amount - Beginning Balance	2,074,952.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	6,722.15
minus Net Investment Earnings	6,722.15
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,074,952.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	6,722.15
Net Investment Earnings on the Collection Account	50,150.64
Investment Earnings for the Collection Period	56,872.79

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	861,931,884.78	5,077
Pool Balance beginning of Collection Period	325,589,112.63	2,506
Principal Collections	12,563,153.66	
Principal Collections attributable to Full Pay-offs	3,558,651.38	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,491,865.49	
Pool Balance end of Collection Period	306,975,442.10	2,412
Pool Factor	35.61%	

	As of Cutoff Date	Current
Weighted Average APR	6.32%	6.59%
Weighted Average Number of Remaining Payments	40.79	27.17
Weighted Average Seasoning (months)	16.18	33.99

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	293,523,427.16	2,295	95.62%
31-60 Days Delinquent	5,125,614.32	49	1.67%
61-90 Days Delinquent	5,037,720.58	48	1.64%
91-120 Days Delinquent	3,288,680.04	20	1.07%
Total	306,975,442.10	2,412	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	2.71%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,491,865.49	15	50,158,659.49	404
Principal Net Liquidation Proceeds	419,418.23		6,253,851.04	
Principal Recoveries	1,163,103.32		10,668,374.05	
Principal Net Loss / (Gain)	909,343.94		33,236,434.40	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	3.450%
Prior Collection Period	13.081%
Second Prior Collection Period	(0.555%)
Third Prior Collection Period	4.928%
Four Month Average	5.226%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	**3.856%**
Average Net Credit Loss/(Gain)	82,268.40

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| | Total Pool | | | | | |
| | Cumulative Loss | | Delinquncies | | | Lifetime |
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.12%	0.07%	0.68%	0.04%	- %	7.02%
2	0.17%	0.11%	0.40%	0.07%	0.03%	6.78%
3	0.28%	0.19%	1.15%	0.09%	0.03%	6.84%
4	0.43%	0.27%	0.82%	0.32%	0.03%	5.82%
5	0.59%	0.39%	0.95%	0.46%	0.15%	6.31%
6	0.78%	0.50%	2.21%	0.29%	0.27%	6.09%
7	1.05%	0.72%	3.15%	1.27%	0.12%	5.83%
8	1.28%	0.91%	1.84%	2.03%	1.00%	5.88%
9	2.04%	1.60%	1.17%	0.94%	1.73%	7.14%
10	1.76%	1.24%	1.73%	0.89%	0.46%	8.17%
11	2.02%	1.42%	1.82%	1.08%	0.31%	8.46%
12	2.25%	1.57%	1.54%	0.96%	0.59%	8.65%
13	2.54%	1.82%	2.16%	1.03%	0.65%	8.63%
14	2.92%	2.10%	3.37%	1.32%	0.46%	9.23%
15	3.11%	2.19%	1.38%	2.88%	1.03%	8.95%
16	3.57%	2.56%	1.95%	0.60%	2.67%	9.34%
17	4.25%	3.07%	1.77%	1.12%	1.38%	9.93%
18	4.50%	3.17%	1.19%	1.78%	0.59%	9.76%
19	4.77%	3.35%	3.09%	1.40%	0.92%	9.60%
20	4.96%	3.33%	1.63%	1.73%	1.26%	9.63%
21	5.53%	3.75%	1.88%	1.43%	0.96%	10.00%
22	5.82%	3.86%	1.67%	1.64%	1.07%	10.18%